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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       WALDEN RESIDENTIAL PROPERTIES, INC.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)


                                   931210108

                                 (CUSIP Number)


                                   HAL R. HALL
                              C/O OLY HIGHTOP, LLC
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

       MICHAEL D. WORTLEY                        TIMOTHY B. SMITH
       VINSON & ELKINS L.L.P.                    C/O OLY HIGHTOP, LLC
       3700 TRAMMELL CROW CENTER                 200 CRESCENT COURT
       2001 ROSS AVENUE                          SUITE 1600
       DALLAS, TEXAS  75201                      DALLAS, TEXAS  75201
       (214) 220-7732                            (214) 720-7800

                               SEPTEMBER 24, 1999

             (Date of Event which Requires Filing of this Statement)


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

CUSIP NO.                                                              931210108
- -------- -----------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                    Oly Hightop, LLC
- -------- -----------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
- -------- -----------------------------------------------------------------------
   3     SEC use only
- -------- -----------------------------------------------------------------------
   4     Source of Funds(1)                                       Not applicable
- -------- -----------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
- -------- -----------------------------------------------------------------------
   6     Citizenship or Place of Organization                  State of Delaware
- -------- -------------------------- --------------------------------------------
                                    7   Sole Voting Power                      0
  Number of Shares Beneficially     --------------------------------------------
                                    8   Shared Voting Power(1)         1,408,500
     Owned by Each Reporting        --------------------------------------------
                                    9   Sole Dispositive Power                 0
           Person With              --------------------------------------------
                                    10  Shared Dispositive Power(1)    1,408,500
- -------- -----------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                     1,408,500
- -------- -----------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
- -------- -----------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             5.53%
- -------- -----------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
- -------- -----------------------------------------------------------------------

(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of Walden Residential Properties, Inc. (the "Company"), and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares; provided, however, that certain affiliates of the reporting person expect to enter into voting agreements with certain stockholders of the Company (the "Voting Agreements") as described in Item 4. The shares listed above represent shares beneficially owned, in the aggregate, by Westdale Properties America I, Ltd., a Texas limited partnership; JGB Ventures I, Ltd., a Texas limited partnership; JGB Holdings, Inc., a Texas corporation; Joseph G. Beard and Ronald Kimel, as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust; Westdale 2000 Inc., an Ontario, Canada corporation; Trivestment Holdings Limited, an Ontario, Canada corporation; and 657330 Ontario Inc., an Ontario, Canada corporation (collectively, the "WPA Group"), according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). See Item 5.

CUSIP NO.                                                              931210108
- -------- -----------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                               Oly Hightop, L.P.
- -------- -----------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
- -------- -----------------------------------------------------------------------
   3     SEC use only
- -------- -----------------------------------------------------------------------
   4     Source of Funds(1)                                       Not applicable
- -------- -----------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
- -------- -----------------------------------------------------------------------
   6     Citizenship or Place of Organization        State of Texas
- -------- -------------------------- --------------------------------------------
                                    7   Sole Voting Power                      0
  Number of Shares Beneficially     --------------------------------------------
                                    8   Shared Voting Power(1)         1,408,500
     Owned by Each Reporting        --------------------------------------------
                                    9   Sole Dispositive Power                 0
           Person With              --------------------------------------------
                                    10  Shared Dispositive Power(1)    1,408,500
- -------- -----------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                     1,408,500
- -------- -----------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
- -------- -----------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             5.53%
- -------- -----------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
- -------- -----------------------------------------------------------------------

(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of the Company, and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares, subject to the expected execution of the Voting Agreements described in
     Item 4. The shares listed above represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                              931210108
- -------- -----------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                               Oly Hightop Two GP, LLC
- -------- -----------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
- -------- -----------------------------------------------------------------------
   3     SEC use only
- -------- -----------------------------------------------------------------------
   4     Source of Funds(1)                                       Not applicable
- -------- -----------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
- -------- -----------------------------------------------------------------------
   6     Citizenship or Place of Organization                  State of Delaware
- -------- -------------------------- --------------------------------------------
                                    7   Sole Voting Power 0
  Number of Shares Beneficially     --------------------------------------------
                                    8   Shared Voting Power(1)         1,408,500
     Owned by Each Reporting        --------------------------------------------
                                    9   Sole Dispositive Power                 0
           Person With              -------------------------------------------
                                    10  Shared Dispositive Power(1)    1,408,500
- -------- -----------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                     1,408,500
- -------- -----------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
- -------- -----------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             5.53%
- -------- -----------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
- -------- -----------------------------------------------------------------------


(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of the Company, and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares, subject to the expected execution of the Voting Agreements described in Item 4. The shares listed above represent shares beneficially owned by the WPA Group, according to the
         Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                              931210108
- --------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       Oly Real Estate Partners II, L.P.

- --------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
- --------------------------------------------------------------------------------
   3     SEC use only
- --------------------------------------------------------------------------------
   4     Source of Funds(1)                                       Not applicable
- --------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
- --------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     State of Texas
- --------------------------------------------------------------------------------
                                    7   Sole Voting Power                      0
  Number of Shares Beneficially     --------------------------------------------
                                    8   Shared Voting Power(1)         1,408,500
     Owned by Each Reporting        --------------------------------------------
                                    9   Sole Dispositive Power                 0
           Person With              --------------------------------------------
                                    10  Shared Dispositive Power(1)    1,408,500
- --------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                     1,408,500
- --------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
- --------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             5.53%
- --------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
- --------------------------------------------------------------------------------

(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of the Company, and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares, subject to the expected execution of the Voting Agreements described in
     Item 4. The shares listed above represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                              931210108
- --------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                Oly REP II, L.P.
- --------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
- --------------------------------------------------------------------------------
   3     SEC use only
- --------------------------------------------------------------------------------
   4     Source of Funds(1)                                       Not applicable
- --------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
- --------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     State of Texas
- --------------------------------------------------------------------------------
                                    7   Sole Voting Power                      0
  Number of Shares Beneficially     --------------------------------------------
                                    8   Shared Voting Power(1)         1,408,500
     Owned by Each Reporting        --------------------------------------------
                                    9   Sole Dispositive Power                 0
           Person With              --------------------------------------------
                                    10  Shared Dispositive Power(1)    1,408,500
- --------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                     1,408,500
- --------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
- --------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             5.53%
- --------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
- --------------------------------------------------------------------------------



(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of the Company, and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares, subject to the expected execution of the Voting Agreements described in
     Item 4. The shares listed above represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                              931210108
- -------- -----------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                               Oly Fund II, LLC
- -------- -----------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]
- -------- -----------------------------------------------------------------------
   3     SEC use only
- -------- -----------------------------------------------------------------------
   4     Source of Funds(1)                                       Not applicable
- -------- -----------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
- -------- -----------------------------------------------------------------------
   6     Citizenship or Place of Organization                     State of Texas
- -------- -------------------------- --------------------------------------------
                                    7   Sole Voting Power                      0
  Number of Shares Beneficially     --------------------------------------------
                                    8   Shared Voting Power(1)         1,408,500
     Owned by Each Reporting        --------------------------------------------
                                    9   Sole Dispositive Power                 0
           Person With              --------------------------------------------
                                    10  Shared Dispositive Power(1)    1,408,500
- -------- -----------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                     1,408,500
- -------- -----------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
- -------- -----------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             5.53%
- -------- -----------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
- -------- -----------------------------------------------------------------------


(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of the Company, and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares, subject to the expected execution of the Voting Agreements described in
     Item 4. The shares listed above represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

         This Amendment No. 1 to Schedule 13D is hereby filed by Oly Fund II, LLC, a Texas limited liability company ("Oly Fund II"); Oly REP II, L.P., a Texas limited partnership ("Oly REP"); Oly Real Estate Partners II, L.P., a Texas limited partnership ("Oly Real Estate"); Oly Hightop Two GP, LLC, a Delaware limited liability company ("Oly Two"); Oly Hightop, L.P., a Texas limited partnership ("Oly LP"); and Oly Hightop, LLC, a Delaware limited liability company ("Oly LLC"). Oly Fund II, Oly REP, Oly Real Estate, Oly Two, Oly LP and Oly LLC are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

         This Amendment No. 1 amends and supplements Items 2, 4, 5, 6 and 7 contained in the Schedule 13D dated August 9, 1999 filed by each of the Reporting Persons (the "Prior Filing"). Items 1 and 3 of the Prior Filing remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

         Oly Two has succeeded to the interest of Oly Texas GP II, LLC ("Oly Texas"), a Reporting Person listed in the Prior Filing. Oly Two has the same principal business address, principal office address, principal business, directors and executive officers as Oly Texas, information with respect to which is set forth in the Prior Filing.

         During the last five years, Oly Two has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Pursuant to that certain Agreement and Plan of Merger dated as of September 24, 1999 (the "Merger Agreement"), among the Company, Oly Hightop Corporation, a Maryland corporation and affiliate of the Reporting Persons ("Newco"), and Oly Hightop Parent, L.P., a Delaware limited partnership and affiliate of the Reporting Persons and the direct parent of Newco ("Parent"), the Company will merge (the "Merger") with and into Newco, with Newco being the surviving corporation, upon the terms and conditions set forth in the Merger Agreement. The following summary of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

         Company Common Stock and Company Convertible Preferred Stock. The Merger Agreement provides that upon the consummation of the Merger, other than shares of common stock, par value $0.01 per share, of the Company ("Company Common Stock") held by the Company or any of its subsidiaries or by Parent or any of its subsidiaries, which shares will be canceled and no consideration will be received therefor, and subject to reduction as described below, (i) each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into the right to receive $23.25 in cash, and (ii) each share of 9.16% Series B Convertible Preferred Stock, par value $0.01 per share, of the Company ("Company Convertible Preferred Stock") issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the sum of (A) the product of (1) $23.25 and (2) the number of shares of Company Common Stock into which such share of Company Convertible Preferred Stock would have been convertible immediately prior to the Effective Time and
(B) accrued and unpaid dividends on the Company Convertible Preferred Stock to but excluding the Closing Date. The per share consideration described in clauses
(i) and (ii) above, subject to reduction as described below, is referred to herein as the "Cash Merger Consideration".

         Reduction in Cash Merger Consideration. As more fully set forth in the Merger Agreement, the Cash Merger Consideration is subject to reduction in connection with certain expenditures by the Company relating to capital improvements, payments to obtain consents required to consummate the Merger, and other expenditures. Accordingly, the amount, $23.25, set forth in the preceding paragraph will be reduced by a per share amount equal to the amount that is, (i) in the case of the Company Common Stock, 79.89% of such total expenditures divided by the number of outstanding shares of Company Common Stock immediately prior to the Effective Time, and (ii) in the case of the Company Convertible Preferred Stock, 6.12% of such total expenditures divided by the number of outstanding shares of Company Convertible Preferred Stock immediately prior to the Effective Time. The remaining percentage of expenditures will reduce the consideration to be received by certain limited partners of WDOP (as defined below) and WROP (as defined below) upon the consummation of the respective mergers of newly formed subsidiaries of the Company into WDOP and WROP immediately prior to the Effective Time.

         Company Senior Preferred Stock and Company Redeemable Preferred Stock. If the Merger is approved both by holders of at least two-thirds of the outstanding shares of 9.20% Senior Preferred Stock, par value $0.01 per share, of the Company ("Company Senior Preferred Stock") and by holders of shares of 9.0% Redeemable Preferred Stock, par value $0.01 per share, of the Company ("Company Redeemable Preferred Stock") entitled to vote thereon (such approvals, the "Preferred Stock Vote"), then (i) each share of Company Senior Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable unit of senior preferred limited partnership interest in Parent having the rights and preferences set forth in the Agreement of Limited Partnership of Parent (the "Parent Partnership Agreement"), (ii) each share of Company Redeemable Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable unit of redeemable preferred limited partnership interest having the rights and preferences set forth in the Parent Partnership Agreement, and (iii) each holder of Company Senior Preferred Stock and Company Redeemable Preferred Stock shall become a limited partner of Parent and shall be bound by the terms of the Parent Partnership Agreement. If the Preferred Stock vote is obtained, Newco will merge into Parent, with Parent being the surviving entity.

         Alternatively, if the Preferred Stock Vote is not obtained, then (i) each share of Company Senior Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of 9.20% Senior Preferred Stock of Newco having the rights and preferences set forth in the Articles Supplementary designating the 9.20% Senior Preferred Stock of Newco (which rights and preferences are substantially identical to the existing rights and preferences of the Company Senior Preferred Stock), and (ii) each share of Company Redeemable Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of 9.0% Redeemable Preferred Stock of Newco (which rights and preferences are substantially identical to the existing rights and preferences of the Company Redeemable Preferred Stock).

         Company Warrants. The Board of Directors of the Company has reduced the exercise price of each warrant to purchase Company Common Stock then outstanding under (i) that certain Series A Warrant Agreement dated as of December 27, 1996 between the Company and The First National Bank of Boston and (ii) that certain Series B Warrant Agreement dated as of October 1, 1997 between the Company and the First National Bank of Boston, to an exercise price of $23.24 per share, effective immediately prior to the Effective Time. Subject to their earlier expiration in accordance with their respective terms, each such warrant then outstanding shall automatically be canceled and cease to exist and shall thereafter represent the right to receive for each share of Company Common Stock subject to such Company Warrant an amount in cash equal to $0.01.

         Company Stock Options. At the Effective Time of the Merger, each outstanding option to purchase Company Common Stock that has been granted under the Company's Amended and Restated 1994 Stock Option Plan, the Company's Long-Term Incentive Plan or the Company's 1998 Non-Qualified Employee Stock Purchase Plan, whether or not then vested or exercisable, will become fully vested and exercisable as of the Effective Time and will automatically be canceled and cease to exist as of the Effective Time and will be converted into the right to receive an amount in cash, if positive, equal to the number of shares of Company Common Stock subject to such option multiplied by the excess of (i) the per share Cash Merger Consideration minus (ii) the exercise price of such option.

         Company Restricted Stock. As of the Effective Time, all restrictions upon each outstanding share of restricted stock that has been granted under the Company's Long-Term Incentive Plan will terminate, each such share of restricted stock will be converted into the right to receive the per share Cash Merger Consideration, and each share of restricted stock will be canceled.

         Directors and Officers. The Merger Agreement provides that the directors and officers of the Company will resign at the Effective Time, and the directors and officers of Newco will be the initial directors and officers of the surviving entity at the Effective Time.

         Amendment to Rights Agreement. In addition, the Company has amended the Rights Agreement dated as of March 26, 1998 between the Company and BankBoston, N.A. (the "Company Rights Agreement") to provide that none of the execution and delivery of the Merger Agreement or related documents or the consummation of the transactions contemplated by the Merger Agreement or related documents will cause (A) the rights to purchase Series A Junior Participating Preferred Stock of the Company to be exercisable under the Company Rights Agreement, (B) Parent, Newco or any of their respective Subsidiaries or any of their respective stockholders or holders of partnership interests to be deemed an "Acquiring Person" (as defined in the Company Rights Agreement), or (C) any such event to be deemed a "Distribution Date" (as defined in the Company Rights Agreement).

         State Takeover Laws. The Board of Directors of the Company has exempted the transactions contemplated by the Merger Agreement from Section 3-602 (business combinations statute) of the Maryland General Corporation Law and has amended the Company's bylaws to exempt the transactions contemplated by the Merger Agreement from Title 3, Subtitle 7 (control shares act) of the Corporations and Associations Article of the Annotated Code of Maryland.

         Representations, Warranties and Covenants. The Company, Parent and Newco each have made certain customary representations, warranties and covenants in connection with the Merger as set forth in the Merger Agreement.

         Conditions. Consummation of the Merger is subject to various conditions fully set forth in the Merger Agreement, including (without limitation) the conditions that (i) the Merger be approved by a majority of the shares of Company Common Stock entitled to vote on the Merger, (ii) certain consents required to consummate the transactions contemplated by the Merger Agreement shall have been obtained, (iii) the debt and equity financing for the transactions contemplated by the Merger Agreement shall have been received in accordance with the terms of the financing commitments, and (iv) no material adverse change shall have occurred with respect to the Company.

         Termination. The Merger Agreement may be terminated under the circumstances set forth in the Merger Agreement, including (without limitation) upon the following events: (i) by Parent or Newco, if the Board of Directors of the Company (or its special committee) has withdrawn or modified its recommendation or approval of the Merger or has recommended an inquiry, proposal or offer with respect to a merger, acquisition, tender offer, exchange offer, consolidation, sale of assets or similar transaction involving, or any purchase of, 10% or more of the assets or any equity securities of the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (any such inquiry, proposal or offer, a "Company Acquisition Proposal"), (ii) by the Company, under certain circumstances if the Company receives a financially superior Company Acquisition Proposal, (iii) by Parent or Newco, if a material adverse change occurs with respect to the Company, (iv) by Parent or Newco, under certain circumstances if the debt and equity financing commitments terminate or expire, or if the aggregate gross proceeds from such debt financing (excluding the commitment of The Chase Manhattan Bank) are less than $825,000,000, (v) by the Company, if the conditions of Parent and Newco to consummate the Merger have been satisfied, neither Parent nor Newco has the right to terminate the Agreement, and Newco fails or refuses to effect the Merger, (vi) by the Company, if the sum of certain expenditures described under "Reduction in Cash Merger Consideration" above exceeds $5,000,000, and (vii) by Parent or Newco, if certain retention bonuses, severance payments and noncompetition payments exceed $11,203,500.

         Break Up Fee. As more fully described in the Merger Agreement, if (i) Parent or Newco terminates the Merger Agreement because the Company's Board of Directors (or its special committee) has withdrawn or adversely modified its recommendation or approval of the Merger or has recommended to the stockholders a Company Acquisition Proposal or (ii) the Company terminates the Merger Agreement under certain circumstances because its Board of Directors (or special committee) has determined to withdraw its recommendation or approval of the Merger based on the receipt of a financially superior Company Acquisition Proposal, then the Company shall pay Parent a break up fee of $26,750,000 (the "Break Up Fee"). In addition, the Company shall pay Parent the Break Up Fee if the Merger Agreement is terminated by Parent, Newco or the Company because (i) the stockholders do not approve the Merger, (ii) at the time of the stockholders meeting a Company Acquisition Proposal was pending, and (iii) within 12 months after the meeting, a Company Acquisition Proposal is agreed to or consummated.

         Termination Expenses. The Company shall pay to Parent the expenses incurred by Parent in connection with the transaction up to $12,000,000 if the Merger Agreement is terminated for any reason other than (i) by mutual consent,
(ii) due to a material breach of the Merger Agreement by Parent or Newco, (iii) due to insufficient available proceeds under the debt financing or (iv) because the condition to Newco's obligation to effect the Merger relating to receipt of financing has not been satisfied solely due to the failure of The Chase Manhattan Bank to provide debt financing under its commitment.

         Parent shall pay to the Company the expenses incurred by the Company in connection with the transaction up to $2,000,000 if the Merger Agreement is terminated due to a material breach of the Merger Agreement by Parent or Newco.

         Liquidation Damages. Parent shall pay to the Company liquidated damages of $5,000,000 if Newco refuses to effect the Merger after all conditions are satisfied and neither Parent nor Newco has the right to terminate the Merger Agreement.

         Mergers of WDOP and WROP. Concurrently with the execution of the Merger Agreement, the Company, WDOP Merger, L.P., a Delaware limited partnership ("WDOP Merger Sub"), and Walden/Drever Operating Partnership, L.P., a Delaware limited partnership and subsidiary of the Company ("WDOP"), entered into an Agreement and Plan of Merger in connection with which (i) the limited partners of WDOP will (A) receive cash or (B) elect to receive new securities or a combination of new securities and cash and, and (ii) immediately prior to the Merger, WDOP Merger Sub will merge with and into WDOP, with WDOP as the surviving entity. In addition, Walden Operating, Inc., a Delaware corporation, WROP Merger, L.P., a Delaware limited partnership ("WROP Merger Sub"), and Walden Residential Operating Partnership, L.P., a Delaware limited partnership and subsidiary of the Company ("WROP"), entered into an Agreement and Plan of Merger, in connection with which (i) the limited partners of WROP will (A) receive cash or
(B) elect to receive new securities or a combination of new securities and cash and (ii) immediately prior to the Merger, WROP Merger Sub will merge with and into WROP, with WROP as the surviving entity.

         Voting Agreements. Parent and Newco expect to enter into voting agreements with the Company and certain of its stockholders (the "Stockholders") under which each of the Stockholders would agree, and would grant to Parent an irrevocable proxy to vote the shares of that Stockholder, as follows:

         (a) at any meeting of stockholders of the Company called to vote upon the Merger or the Merger Agreement, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, to vote (or cause to be voted) the number of shares of Company Common Stock, Company Senior Preferred Stock or Company Redeemable Preferred Stock that the Stockholder owns of record or of which the Stockholder has the power to direct the vote (the "Subject Shares") in favor of the Merger and any other transaction contemplated by the Merger Agreement;

         (b) at any meeting of the stockholders of the Company or at any adjournments thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, to vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other takeover proposal or Company Acquisition Proposal or (ii) any amendment of the Company's charter or bylaws or other proposal or transaction involving the Company or any of its subsidiaries which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change the voting rights of the Company Common Stock, Company Senior Preferred Stock or Company Redeemable Preferred Stock;

         (c) subject to certain exceptions, not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, the "Transfer"), or enter into any contract, option or other arrangement with respect to the Transfer of the Subject Shares to any person other than pursuant to the terms of the Merger Agreement or enter into any voting arrangement in connection with any Company Acquisition Proposal; and

         (d) not to directly or indirectly solicit, initiate or encourage the submission of any Company Acquisition Proposal or, except as permitted by the Merger Agreement, directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Acquisition Proposal.

         The foregoing summary of the terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is incorporated herein by reference.

         Financing Commitments. In connection with the debt financing contemplated by the financing commitments attached as exhibits hereto and incorporated herein by reference, certain properties of the Company will be transferred to various existing or newly created subsidiaries of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As described in Item 4 of this Schedule 13D, the Reporting Persons, together with the WPA Group, may be deemed to be members of a group under Section 13(d)(3) of the Act. At the close of business on September 24, 1999, the WPA Group may be deemed to be the beneficial owner of 1,408,500 shares of the Company Common Stock, which constitutes approximately 5.53% of the 25,460,322 shares of the Company Common Stock outstanding on September 24, 1999, according to the Company's representations in the Merger Agreement. The Reporting Persons do not, directly or indirectly, have or share the power to vote or to direct the vote of, or to dispose or to direct the disposition of, such shares of Company Common Stock owned by the WPA Group. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Act, the beneficial owner of the Stock held by the WPA Group.

         (c) No transactions in the Company Common Stock were effected by the Reporting Persons during the past 60 days. On September 22, 1999, two members of the WPA Group transferred certain shares internally among affiliated entities. Westdale 2000 Inc., an Ontario, Canada corporation, transferred 170,000 shares of Company Common Stock to Westdale Properties America, Inc., a Nevada corporation ("Westdale Properties"), in exchange for 170,000 shares of Series A Preferred Stock of Westdale Properties. In addition, Ronald Kimel made a capital contribution of 6,100 shares of Company Common Stock to 657330 Ontario Inc., an Ontario, Canada corporation, which in turn transferred these shares to Westdale Properties in exchange for 6,100 shares of Series A Preferred Stock of Westdale Properties. Westdale Properties subsequently made a capital contribution of all such 176,100 shares to Westdale Properties America I, Ltd., a Texas limited partnership.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Parent, Newco and the Company entered into the Merger Agreement on September 24, 1999, and expect to enter into Voting Agreements with certain stockholders of the Company as described in Item 4.

         Oly LLC has entered into an expense sharing agreement with Westdale Asset Management, Ltd. ("Westdale"), an affiliate of the WPA Group, a copy of which is attached hereto as an exhibit and is incorporated herein by reference. Under this agreement, the parties have agreed to share certain fees and expenses incurred in connection with the proposed Merger. Westdale has agreed to commit $12,000,000 in equity financing for the Merger and will receive a $1,000,000 sourcing fee upon the closing of the Merger. In addition, the agreement provides that two members of the WPA Group will be appointed as members of the Management Committee of Parent and that Parent and Westdale will enter into a property management agreement if the Merger is consummated.

         To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
   NO.
- -------

10.1 Merger Agreement dated September 24, 1999 among Parent, Newco and the Company.(1)

10.2 Form of Voting Agreement among Parent, Newco, the Company and the stockholder named therein.(1)

10.3     Letter agreement dated September 24, 1999 between Oly LLC and Westdale*

99.1 Joint Filing Statement dated September 28, 1999, among Oly Fund II, Oly REP, Oly Real Estate, Oly Two, Oly LP and Oly LLC.*

*   Filed herewith.

(1) Incorporated by reference to the Company's Current Report on Form 8-K dated September 24, 1999.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 28, 1999                   OLY FUND II, LLC


                                            By:  /s/ HAL R. HALL
                                               -------------------------------
                                            Name:    Hal R. Hall
                                                 -----------------------------
                                            Title:   Vice President
                                                  ----------------------------


                                            OLY REP II, L.P.
                                            By:      Oly Fund II, LLC,
                                                     its general partner


                                            By:  /s/ HAL R. HALL
                                               -------------------------------
                                            Name:    Hal R. Hall
                                                 -----------------------------
                                            Title:   Vice President
                                                  ----------------------------


                                            OLY REAL ESTATE PARTNERS II, L.P.
                                            By:      Oly REP II, L.P.,
                                                     its general partner

                                            By:      Oly Fund II, LLC,
                                                     its general partner


                                            By:  /s/ HAL R. HALL
                                               -------------------------------
                                            Name:    Hal R. Hall
                                                 -----------------------------
                                            Title:   Vice President
                                                  ----------------------------


                                            OLY HIGHTOP TWO GP, LLC


                                            By:  /s/ HAL R. HALL
                                               -------------------------------
                                            Name:    Hal R. Hall
                                                 -----------------------------
                                            Title:   Vice President
                                                  ----------------------------

                                            OLY HIGHTOP, L.P.
                                            By:      Oly Hightop Two GP, LLC,
                                                     its general partner


                                            By: /s/ HAL R. HALL
                                                ------------------------------
                                            Name: Hal R. Hall
                                                  ----------------------------
                                            Title: Vice President
                                                   ---------------------------


                                            OLY HIGHTOP, LLC
                                            By:      Oly Hightop, L.P.,
                                                     its sole member

                                            By:      Oly Hightop Two GP, LLC,
                                                     its general partner


                                            By: /s/ HAL R. HALL
                                                ------------------------------
                                            Name: Hal R. Hall
                                                  ----------------------------
                                            Title: Vice President
                                                   ---------------------------

                                INDEX TO EXHIBITS



EXHIBIT
   NO.                        DESCRIPTION
- -------                       -----------

10.1     Merger Agreement dated September 24, 1999 among Parent, Newco and the
         Company.(1)

10.2 Form of Voting Agreement among Parent, Newco, the Company and the stockholder named therein.(1)

10.3     Letter agreement dated September 24, 1999 between Oly LLC and Westdale*

99.1     Joint Filing Statement dated September 28, 1999, among Oly Fund II, Oly
         REP, Oly Real Estate, Oly Two, Oly LP and Oly LLC.*

*   Filed herewith.

(1) Incorporated by reference to the Company's Current Report on Form 8-K dated September 24, 1999.